Frederic Dorwart, Lawyers PLLC

Attorneys at Law

Old City Hall	Telephone (918) 583-9922
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

date:	July 18, 2024

subject:	Responses to Comments from SEC regarding the Cavanal Hill Funds’ (“CHF” or the “Registrant”) Registration Statement filed on Form N-14 on June 14, 2024 (333-280205; Accession No. 0001213900-24-061318)

from:	Jacob Calvani, Frederic Dorwart, Lawyers, Fund Counsel

to:	Megan Miller, Securities Exchange Commission (“SEC”)

cc:	Bill King, Cheryl Briggs, Catherine Dunn, Mathew Stephani

ACCOUNTING

The following comments were provided by Ms. Megan Miller in a phone conversation with Jacob Calvani, Legal Counsel to CHF, on July 16, 2024. Please see CHF’s responses to the comments and let us know if you have any further questions. We believe that the disclosure changes and responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised. It is anticipated that the Fund will seek acceleration of effectiveness of its Registration Statement, as amended, as soon as practicable after the filing of the next pre-effective amendment.

Comment #1: On the “Examples of Fund Expenses” tables on Page 10 of the filing, please provide pro forma calculations of expenses along with the pre-merger calculations of expenses.

Fund Response: The relevant fee and expense tables have been updated to provide pro forma calculations as requested.

Comment #2: With respect to the data provided in the “Examples of Fund Expenses” tables on page 10 of the filing, please provide evidence of the calculations used to reach the values provided.

Fund Response: The calculations used to reach the values provided were sent to Ms. Miller on July 17, 2024.

LEGAL

The following comments were provided by Mr. Aaron Brodsky in a phone conversation with Jacob Calvani, Legal Counsel to CHF, on July 17, 2024. Please see CHF’s responses to the comments and let us know if you have any further questions. We believe that the disclosure changes and responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised. It is anticipated that the Fund will seek acceleration of effectiveness of its Registration Statement, as amended, as soon as practicable after the filing of the next pre-effective amendment.

Comment #1: In connection with Comments #4 and #6 in the correspondence filed with the SEC on July 15, 2024, when describing investment objectives, strategies and principal risks, consider using the phrase generally materially similar rather than materially similar.

Fund Response: All uses of the phrasing “materially similar” throughout the filing have been revised to read “generally materially similar,” and all comparisons describing the Acquiring Fund’s and Target Fund’s investment objectives, principal investment strategies and principal risks as “similar” have been revised to references the “general similarity” of the foregoing.

Comment #2: : In connection with Comment #7 in the correspondence filed with the SEC on July 15, 2024, please revise the narrative risk comparison to address the risk that longer term securities are more sensitive to interest rate changes (getting concept in the narrative that funds with different durations have different sensitivities (narrative risk comparison))

Fund Response: The Registrant revised the narrative risk comparison to include a disclosure reading as follows:

“Generally, securities held for longer periods of time are more sensitive to interest rate changes, whereas securities held for shorter periods of time are less sensitive to interest rate changes. In comparing the shorter duration Acquiring Fund to the longer duration Target Fund, the Acquiring Fund generally should be less sensitive to interest rate changes.”

Comment #3: In connection with Comment #9 in the correspondence filed with the SEC on July 15, 2024, please clarify in the disclosure that the Bloomberg U.S. Aggregate Bond Index is a broad-based index and that the information disclosed in connection with the ICE BofA Index shows how the fund’s performance compares with the returns of an index with similar investment objectives, if accurate

Fund Response: The Registrant has revised the relevant portion of the filing to provide the following disclosure:

“The ICE BofA Merrill Lynch 1-5 Year U.S. Corporate/Government Bond Index demonstrates how the Acquiring Fund’s performance compares with the returns of indices with similar investment objectives, whereas the Bloomberg U.S. Aggregate Bond Index is a broad-based index, which provides a benchmark reflecting the overall U.S. fixed income market.”

Comment #4: In connection with Comment #11 in the correspondence filed with the SEC on July 15, 2024 (page 12 of filing), please revise the disclosure to clarify that given the differences in the funds’ duration, the funds may have differing level of interest rate risks.

Fund Response: The Registrant has revised the disclosure to include the following sentence:

“The Acquiring Fund has a shorter duration than the Target Fund, and securities held for shorter periods of time are less sensitive to interest rate changes. As a result, the Acquiring Fund is generally less sensitive to changes in interest rates than is the Target Fund, and thus Interest Rate Risk (described below) generally presents itself as a more significant risk to the Target Fund, though it is a risk for both funds.”

Comment #5: In connection with Comment #17 in the correspondence filed with the SEC on July 15, 2024, please revise the filing to reflect that Denise Lewis is the Principal Accounting Officer.

Fund Response: The filing has been revised to reflect that Denise Lewis serves as the Treasurer, the Principal Financial Officer and the Principal Accounting Officer.